UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 2, 2020, Stealth BioTherapeutics Corp (the “Company”) and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $20 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement (the “Rights Agreement”). Pursuant to the Purchase agreement, LPC agreed to purchase, from time to time, up to $20 million of the Company’s Ordinary Shares (“Ordinary Shares”), subject to certain limitations, during the 36-month term of the Purchase Agreement. Additionally, pursuant to the Rights Agreement, the Company agreed to file a registration statement with the U.S. Securities & Exchange Commission (“SEC”) covering the resale of American Depositary Shares (“ADSs”) representing Ordinary Shares that have been or may be issued to LPC under the Purchase Agreement. After such registration statement is declared effective by the SEC and a final prospectus in connection therewith is filed and the other conditions set forth in the Purchase Agreement are satisfied (such date on which all of such conditions are satisfied, the “Commencement Date”), the Company will have the right, in its sole discretion over a 36-month period, to sell up to $20 million of Ordinary Shares (subject to certain limitations) to LPC, depending on certain conditions as set forth in the Purchase Agreement.

The purchase price of the Ordinary Shares purchased by LPC under the Purchase Agreement will be derived from prevailing market prices of the Company’s ADSs immediately preceding the time of sale. The Company will control the timing and amount of future sales, if any, of Ordinary Shares to LPC. LPC has no right to require the Company to sell any Ordinary Shares to LPC, but LPC is obligated to make purchases as the Company directs, subject to certain conditions.

Under the Purchase Agreement, from and after the Commencement Date, the Company has the right, from time to time in its sole discretion and subject to certain conditions and limitations set forth in the Purchase Agreement, to direct LPC to purchase up to 900,000 Ordinary Shares on any business day on which the closing sale price of the Company’s ADSs is not below $1.00 per ADS (subject to adjustment as provided in the Purchase Agreement) (each, a “Regular Purchase”). The maximum number of Ordinary Shares that the Company may direct LPC to purchase in any single Regular Purchase under the Purchase Agreement increases, up to a maximum of 1,800,000 Ordinary Shares (subject to adjustment as provided in the Purchase Agreement), if on the purchase date for such Regular Purchase the closing sale price of the Company’s ADSs is above certain threshold prices set forth in the Purchase Agreement, provided that LPC’s total purchase obligation under any single Regular Purchase shall not exceed $2,000,000.

In addition to Regular Purchases, the Company may also direct LPC to purchase additional amounts of Ordinary Shares as accelerated purchases if the closing sale price of the ADSs is not below certain threshold prices on the applicable date as set forth in the Purchase Agreement.

In all instances, the Company may not sell Ordinary Shares to LPC under the Purchase Agreement if it would result in LPC beneficially owning more than 4.99% of the outstanding Ordinary Shares. Furthermore, under applicable rules of The Nasdaq Global Market, in no event may the Company issue or sell to LPC under the Purchase Agreement more than 19.99% of the Ordinary Shares outstanding immediately prior to the execution of the Purchase Agreement (which is 117,915,853 shares based on 589,579,270 shares outstanding immediately prior to the execution of the Purchase Agreement) (the “Exchange Cap”), unless (i) the Company obtains shareholder approval to issue Ordinary Shares in excess of the Exchange Cap or (ii) the average price of ADSs that represent the equivalent of all applicable sales of Ordinary Shares to LPC under the Purchase Agreement equals or exceeds $1.9674 per share (which represents the closing sale price of our ADS on June 1, 2020 plus an incremental amount to account for our issuance of the Commitment Shares (defined below) to LPC), such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions by, between and for the benefit of the parties. Additionally, sales to LPC under the Purchase Agreement may be limited, to the extent applicable, by Nasdaq rules. The Company agreed with LPC that it will not enter into any “variable rate” transactions with any third party for a period defined in the Purchase Agreement. LPC has covenanted not to cause or engage in any direct or indirect short selling or hedging of the Company’s ADSs. In consideration for entering into the Purchase Agreement, the Company paid to LPC a commitment fee of 2,203,812 Ordinary Shares (the “Commitment Shares”). The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty. The proceeds received by the Company under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

The foregoing descriptions of the Purchase Agreement and the registration rights agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the registration rights agreement, a copy of each of which is attached hereto as Exhibits 1.1 and 1.2, respectively, and each of which is incorporated herein by reference.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Purchase Agreement, dated June 2, 2020, by and between the Company and Lincoln Park Capital Fund, LLC

1.2	Registration Rights Agreement, dated June 2, 2020, by and between the Company and Lincoln Park Capital Fund, LLC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	June 3, 2020